Mail Stop 4561

April 19, 2006

By U.S. Mail and facsimile to (973) 439-6914.

Albert E. Gossweiler
Senior Vice President and Chief Financial Officer
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

>   **Re: Kearny Financial Corp.**
>   **Form 10-K for the Fiscal Year June 30, 2005**
>   **Filed September 27, 2005**
>   **File No. 000-51093**

Dear Mr. Gossweiler:

    We have reviewed your response dated March 7, 2006 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. You may wish to provide us with your proposed disclosures prior to filing your revised document.   Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Net Income per Common Share, page F-11

1. Please refer to our previous comment 2. We object to your conclusion that presenting earnings per share would be misleading to an investor. We believe that

your IPO consisted of two contemporaneous transactions and that SFAS 128 does provide relevant accounting guidance to calculate EPS as described below:

- The 10,000 shares issued to the MHC in connection with the reorganization in 2001 were "replaced" with 70% of the shares issued in the IPO. Therefore, this transaction is analogous to a stock split or significant stock dividend. EPS computations for those shares should be retroactively restated for all periods presented in accordance with paragraph 54 of SFAS 128.

- 30% of the shares issued in the IPO were issued to the general public. As such, paragraph 8 of SFAS 128 would apply to these shares and a weighted average number of shares outstanding should be calculated beginning on the date the IPO was completed.

Please amend your 10-K in response to this comment.

* * * * *

Please amend your filing within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, and provide any requested supplemental information. Please file your response on EDGAR and, if you choose, provide us with your proposed disclosures to be included in your revised filings. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief